September 18, 2006

Mr. Brad Skinner
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:           Packaging Corporation of America

                         Form 10-K for the fiscal year ended December 31, 2005

                         Filed February 21, 2006

                         File No. 1-15399

Dear Mr. Skinner:

I am writing in response to the letter of the Staff of the Division of Corporation Finance dated September 6, 2006 regarding the filing listed above.  For your convenience, each of the Staff’s comments is repeated in bold below followed by our response. We have carefully considered the Staff’s comments and believe it appropriate to respond to these comments both in this letter and, as appropriate, in our next Quarterly Report on Form 10-Q or Annual Report on Form 10-K.  We respectfully request that we not be required to amend the disclosures in any prior period report, because we do not believe such additional disclosure would be material to investors, and in any event will be included in our next Quarterly Report on Form 10-Q or Annual Report on Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2005

Business

PCA Operations and Products, page 6

1.              We note your discussion of indefinite closure of a paper machine at your Tomahawk mill and the related resumption of production of a paper machine at your Filer City mill.  Describe for us, in reasonable detail, your accounting for these machines.  Address your accounting:

•                  At the time each machine was closed;

•                  During the time each machine remained closed; and

•                  At the time production was resumed for the machine at your Filer City mill.

As part of your response, provide reference to the specific authoritative literature that supports your accounting.

In July 1998, PCA ceased production on its No. 1 paper machine at its Filer City mill for an indefinite period of time due to market conditions.  At the time of the shutdown, this paper machine had a net book value of $4.8 million.  There were minimal costs associated with the shutdown, all of which were expensed as incurred.  Throughout the shutdown period, it was the intent of PCA to put the paper machine back into production when market conditions warranted.  Accordingly, because the paper machine was deemed to be a long-lived asset to be held and used, PCA continued depreciating the paper machine and related assets over their established useful lives (approximately 18 years on average).  In addition, PCA incurred routine maintenance costs during the shutdown period, which were expensed as incurred.  When the machine was restarted in January 2005, all preparation and start-up costs incurred to get the paper machine running were expensed as incurred.  In addition, during the shutdown period, PCA reviewed whether the paper machine was impaired and concluded that the paper machine was not impaired.

In April 2005, we ceased production on our No. 3 paper machine at our Tomahawk mill.  This was done after resuming production on our No. 1 paper machine at Filer City.  The paper machine at Tomahawk was shut down because it became more costly to operate this paper machine compared to the costs to operate the paper machine at Filer City.  At the time of the shutdown, this paper machine had a net book value of $5.2 million.  Costs incurred to idle the paper machine at Tomahawk and to maintain it are/will be expensed as incurred.  The shutdown of the paper machine at Tomahawk is not considered permanent, as we intend to restart the machine in the future when market conditions dictate a need to resume production.  Because the paper machine is deemed to be a long-lived asset to be held and used, we will continue depreciating the paper machine and related assets over their estimated useful lives (approximately 15 years on average).  In addition, during the shutdown period, PCA will review whether the paper machine is impaired.

The authoritative literature that supports our accounting is SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed,” prior to August 2001 when this Statement was superseded by SFAS 144.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 21

2.              Currently, the overview section of your MD&A is limited to a brief discussion of the formation of your company and the related accounting.  As a general matter, the overview should include the most important matters on which a company’s executives focus in evaluating financial condition and operating performance and provide the context for the discussion and analysis of the financial statements.  Explain to us how you have considered providing such information in the overview section of your MD&A.  See Section III.A of SEC Release 33-8350.

Although the overview section did not fully disclose all of the most important matters on which I and other Company executives focus our attention, we believe that the MD&A and other disclosures in our Annual Report on Form 10-K, including our discussion of risk factors, appropriately reflected these matters in evaluating the financial condition and operating performance of the Company.

After further review, we agree with the Commission, and we will expand the overview section in future filings to include an overall evaluation of the key matters that impact our financial condition and operating performance.

In future filings, we currently expect the overview section to include a discussion of general economic conditions impacting our business, with specific emphasis on product volume sold, inventory levels, product pricing and key cost items, most notably fiber, energy and salary and benefit costs.

Controls and Procedures, page 34

3.              You disclose that your “disclosure controls and procedures are effective to ensure that material information relating to PCA is made known to management, including the Chief Executive Officer and Chief Financial Officer, particularly during the periods when PCA’s periodic reports are being prepared.”  Item 307 of Regulation S-K requires that your Chief Executive Officer and Chief Financial Officer evaluate the effectiveness of your disclosure controls and procedures as defined by paragraph (e) of 13a-15 or 15d-15.  In this regard, your disclosure suggests that the disclosure controls and procedures that were evaluated by your Chief Executive Officer and Chief Financial Officer were narrower than the disclosure controls and procedures defined by paragraph (e) of Rules 13a-15 and 15d-15.  Advise us as to whether your disclosure controls and procedures were effective as defined in paragraph (e) of Rules 13a-15 and 15d-15 for the year ended December 31, 2005 and for each subsequent period.  Confirm that the company will evaluate its disclosure controls and procedures required by these rules in all future periodic reports.

In response to the Staff’s comment with respect to PCA’s disclosure controls and procedures for the year ended December 31, 2005 and for each subsequent interim period, I, along with the Chief Financial Officer, did conclude on the applicable date that PCA’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) were effective.  To clarify this point, in future periodic reports, PCA’s disclosure will be as follows, unless we deem our disclosure controls and procedures are not then effective:

“PCA maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) that are designed to provide reasonable assurance that information required to be disclosed in PCA’s filings under the Securities Exchange Act is recorded, processed, summarized and reported within the periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to PCA’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Prior to filing this report, PCA completed an evaluation under the supervision and with the participation of PCA’s management, including PCA’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of PCA’s disclosure controls and procedures as of [INSERT APPLICABLE FISCAL PERIOD].  The evaluation of PCA’s disclosure controls and procedures included a review of the controls’ objectives and design, PCA’s implementation of the controls and the effect of the controls on the information generated for use in this report.  Based on this evaluation, PCA’s Chief Executive Officer and Chief Financial Officer concluded that PCA’s disclosure controls and procedures were effective at the reasonable assurance level as of [INSERT APPLICABLE FISCAL PERIOD].”

Financial Statements

Consolidated Statements of Operations, page F-5

4.                    It appears that you have recorded income related to your investment in Southern Timber Venture LLC based on dividends received.  Explain to us, in reasonable detail, your basis for this accounting.  As part of your response, explain how you considered the guidance of APB 18.  Consider providing us with a roll-forward schedule that shows the activity in your investment account.

As background, in November 2000, PCA sold timberlands with a book value of $182 million to Southern Timber Venture LLC (STV) for $267 million.  PCA received $242 million in cash, and retained a 33.33% interest in STV for $25 million.  At that time, PCA recorded a gain on the sale of the 66.67% timberlands interest sold, and deferred the gain on the 33.33% retained interest as an offset to its initial investment of $25 million in accordance with EITF 89-7.  A summary of the calculation to determine our initial investment and deferred gain along with a roll-forward of the respective balances to December 31, 2005 is presented below (in millions):

	Investment	Deferred
	Account	Gain
Cash contribution (33.33% interest)	$25.0	$—

Sale of timberland and deferral of gain to the extent of 33.33% ($267MM - $182MM = $85MM gain x 33.33%)	(28.0)	28.0

	(3.0)	28.0

Recognition of deferred gain to extent of negative investment at inception	3.0	(3.0)

Initial balance as of 11/16/00	—	25.0

PCA’s share of STV Earnings (2000 - 2005)	26.3	—

Amortization of deferred gain based on STV timberland sales and harvest activity (2000 - 2005)	20.3	(20.3)

2002 - 2005 dividend distributions	(47.8)	—

Balance at 12/31/05	$(1.2)	$4.7

Throughout this period, PCA has accounted for its investment in STV on the equity method in accordance with APB 18.  During the periods that STV declared dividends (years 2002, 2003, 2004 and 2005), PCA’s investment balance was negative and, in accordance with APB 18, PCA recognized the dividends received as income in its statements of operations.

Notes to Consolidated Financial Statements

Note 5.  Employee Benefit Plans and Other Postretirement Benefits, page F-19

5.                    Tell us where amounts related to your pension plan balances and activity are reflected in your balance sheet and statements of cash flows.

The accrued liability at December 31, 2005 shown in Note 5 of $29.8 million and $10.6 million for pension and postretirement plans, respectively, are included in “Other liabilities,” a line item within long-term liabilities, in our balance sheet at December 31, 2005.  The intangible asset at December 31, 2005 shown in Note 5 of $14.0 million related to the pension plans is included in “Other intangible assets” in our balance sheet at December 31, 2005 as detailed in Note 6, “ Goodwill and Other Intangible Assets” on page F-23.  The activity (contributions and net periodic benefit cost) related to these plans of $2.6 million for the year ended December 31, 2005 is included within “Cash Flows from Operating Activities” and classified within “Other, net” in the statement of cash flows.

Note 6. Goodwill and Other Intangible Assets, page F-22

6.              We note that you are amortizing customer lists and relations using a weighted average life of 31 years.  Explain to us, in reasonable detail, how the amortization periods for the underlying customer lists and relations were determined.  As part of your response, describe the nature, terms and origin of the specific assets involved.  Additionally, explain how you considered the guidance in SFAS 142, par. 11.

Per SFAS 142, par. 11, the following factors should be considered in estimating the useful life of an intangible asset:

•                  The expected use of the asset by the entity;

•                  The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate;

•                  Any legal, regulatory, or contractual provisions that may limit the useful life;

•                  Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions);

•                  The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels); and

•                  The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life).

The balance of customer lists and relations of $17.7 million gross carrying amount ($15.2 million net of accumulated amortization) at December 31, 2005 included customer lists and relations resulting from several acquisitions.  Approximately $13.8 million of the $17.7 million total balance was recorded as part of a business combination completed in February 2004.  The February 2004 business combination expanded PCA’s capabilities in high quality graphics packaging and displays.  This acquired business had a long-term relationship with one of its customers, dating back to the 1940’s.  This customer accounted for approximately 85% of the acquired business revenues.  The acquired business was also the preferred and key supplier of corrugated point of sale products and related services for this customer.  Given the significant size, longevity, and unique nature of this relationship, it was valued separately from the remaining customers and was assigned a value of $12.6 million.

At the time of the February 2004 acquisition, PCA hired a third party to perform a valuation of the customer relationship.  There were no legal, regulatory or contractual provisions that could limit the useful life of the customer relationship.  In addition, PCA did not expect any significant competitive or economic factors to limit the customer relationship and, given the unique duration and strength of the relationship, the third party recommended an indefinite life to be used for this customer relationship. PCA considered their recommendation and assigned a 40-year useful life.  Several other customer relations related to the February 2004 acquisition were valued at a total amount of $1.2 million and are being amortized on a straight-line basis over ten years.

The remaining customer lists and relations of $3.9 million arose from several other business combinations that occurred prior to or after the February 2004 business combination and are being amortized on a straight-line basis over 6 to 15 years.

In responding to the Staff’s comments, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments, please feel free to contact me.

Sincerely,

/s/ Paul T. Stecko

Paul T. Stecko

Chairman and Chief Executive Officer

PTS/bws